UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34977

YOUKU INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU INC.

By:	/s/ Dele Liu
Name:	Dele Liu
Title:	Chief Financial Officer

Date: October 18, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Youku Inc. Announces Results of

2011 Annual General Meeting

Beijing, October 18, 2011 — Youku Inc. (NYSE: YOKU), previously named as Youku.com Inc., China’s leading Internet television company (“Youku” or the “Company”), today announced that it held its 2011 annual general meeting in Hong Kong on October 17, 2011. Youku’s shareholders adopted the following resolution as a special resolution proposed by the Company:

1.	“THAT the change of the Company’s legal name from “Youku.com Inc.” to “Youku Inc.”, which has been approved by the resolutions of the Company’s board of directors passed on January 25, 2011, be and hereby is authorized and approved; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

For further information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

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